UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 1-12557

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:             .

PART I REGISTRANT INFORMATION

Cascade Corporation Savings and Investment Plan
Full Name of Registrant:

2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718
Address of Principal Executive Office:

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to ongoing review and analysis of certain contributions that may be required with respect to certain past and present Cascade Corporation Savings and Investment Plan (the “Plan”) participants, the Plan was unable to complete the annual audit by the filing deadline. The Plan expects to file the Annual Report on Form 11-K no later than July 14, 2009.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joseph G. Pointer	503	669-6300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Plan believes that the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008, will reflect a decrease in net assets available for benefits of approximately $20.2 million. The decrease is due primarily to the net depreciation in the fair value of investments as a result of the economic recession.

Cascade Corporation Savings and Investment Plan has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

		By:	Cascade Corporation Savings and Investment Plan Administrative Committee

Date:	June 29, 2009	By:	/s/ JOSEPH G. POINTER
Joseph G. Pointer Administrative Committee Member

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).